EXHIBIT 24

CONFIRMATION OF AUTHORITY




The undersigned confirms that he or she authorizes Leslie M. Reynolds, Peggy
A. Wyszynski or Andrea A. Zwegat or Carolyn Cheverine to execute and file with the Securities and
Exchange Commission on behalf of the undersigned any statements, or amendments thereto, that the undersigned may be required to file under Section 16(a) of the Securities Exchange Act of 1934 or Rule 144 under the Securities Act of 1933 with respect to securities and related instruments of The Lubrizol Corporation. This authority shall continue until the undersigned is no longer required to File Forms 3, 4 and 5 with respect to the undersigned holdings of and transactions in securities issued by The Lubrizol
Corporation,
unless earlier revoked by the undersigned in a signed writing.


Date:  January 17, 2006

/s/  Robert E. Abernathy
Robert E. Abernathy